Exhibit 4.5

TERMS REGARDING Vicore Pharma Holding AB´S INCENTIVE PROGRAM (Co-worker LTIP 2023)

The scope of the incentive program

In accordance with the resolution by the Annual General Meeting 2023 held on May 11, 2023, Vicore Pharma Holding AB (publ) (”Vicore Pharma” or the “Company”), Reg. No. 556680-3804, resolved to implement a long-term incentive program for senior management and key persons (including employees and consultants) in the Company (“Co-worker LTIP 2023”). Co-worker LTIP 2023 is a program under which the participants will be granted, free of charge, options (“Options”) subject to three-year vesting that entitle to acquire a maximum of 5,000,000 shares in the Company in total, in accordance with the terms stipulated below.

Entitlement to Options

Co-worker LTIP 2023 is intended for senior management and key persons (including employees and consultants) in the Company (each a “Participant”). The Board of Directors in Vicore Pharma may, based on the guidelines resolved by the Annual General Meeting 2023, annually resolve upon allocation of Options (with each respective date of granting being a “Granting Date”). The Options are granted free of charge. The Options are non-transferable and may not be pledged. Participants shall be given notice of its participation in the Co-worker LTIP 2023 through a notice form (“GRANT NOTICE & AGREEMENT”) furnished by the Board of Directors.

Vesting

The Options shall vest over a three-year period with one third each year on the anniversary of the Grant Day, whereby all Options shall vest on the third anniversary of the Granting Date, provided that the Participant, with some customary exceptions (including retirement and permanent incapacity to work due to illness or accident), still is employed by the Company (or, in the case of consultants, still providing services to the Company). Vesting, otherwise, takes place annually where 1/3 of the Options will be vested after 12 months, but no Options shall be deemed vested at a time that falls within 12 months from the Granting Date.

Vested Options may be exercised at any time until the fifth anniversary of the Granting Date.

The number of Options will be recalculated in accordance with the recalculation provisions set out in the terms and conditions of the warrants (Sw. teckningsoptioner) referred to below.

In the event of a public takeover offer, asset sale, liquidation, merger or any other such transaction affecting the Company, the Options will vest in their entirety if the Participant’s employment or consultancy engagement, within 24 months following the completion of such event, is involuntarily terminated or there is a reduction in salary or diminution in role other than for cause.

Each day when vesting of Options occurs is hereinafter referred to as a “Vesting Day”. The number of Options vested on each Vesting Day shall be rounded downwards to the nearest whole number of Options.

Vesting is made automatically at the above-mentioned dates and does not require any activity from either Vicore Pharma or the Participant.

Each Option entitles the Participant to acquire one share in the Company for a predetermined exercise price (“Exercise Price”). The Exercise Price per share shall correspond to 125 percent of the volume weighted average price of the Company’s share on Nasdaq Stockholm for the five trading days preceding the Granting Date, and be set out in the GRANT NOTICE & AGREEMENT.

The Exercise Price shall be paid in cash to Vicore Pharma in connection with the exercise of the Option. The Participant’s acquisition of a share is carried out by Vicore Pharma, a subsidiary in the Group (the “Subsidiary”), or other party appointed by the Subsidiary or Vicore Pharma, acting as representative for the Participant, by exercising the warrant which the Option is hedged by and subscribing for a share in the name of the Participant. The Participant shall authorize the Subsidiary, or any other party appointed by the Subsidiary or Vicore Pharma, to, on behalf of the Participant, subscribe for the shares and the Participant shall pay the purchase price to the Company.

In connection with the exercise of the Options, the Participant may exercise a lower number of vested Options. The exercise of the Option shall be made on a form furnished by the Board of Directors. The purchase price shall be paid to the entity designated by the Company.

Transferability

The Option may not be transferred or pledged and may only be exercised by the Participant or by the estate of the Participant.

Termination of employment

If the Participant’s employment/assignment with the Group is terminated, and if not otherwise follows from these terms and conditions, all Options that have not been vested in accordance with the provisions under the section “Vesting” above at the date of notice of termination shall immediately forfeit and not be exercisable thereafter. For the avoidance of doubt, the Participant will retain all Options that have been vested in accordance with the provisions under the section “Vesting” above.

Notwithstanding the foregoing, if the employment/assignment is terminated as a result of that the Participant retires due to age or receives sickness benefit or otherwise is being prevented from carrying out the duties due to medical reasons attributable to the Participant, and which are not considered temporary, the vesting shall continue in accordance with these terms and conditions.

Redemption in certain situations

In case of a public takeover offer, asset sale, liquidation, merger or any other such transaction affecting the Company, Vicore Pharma, or anyone designated by Vicore Pharma, shall be entitled to redeem the Options (vested as well as unvested) from the Participant. Redemption shall be made for a consideration per Option equal to the consideration following from the transaction, as determined by the Board of Directors.

Vicore Pharma Holding AB | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden

Phone: +46 (0)31 78 80 560 | Reg no. 556680-3804 | www.vicorepharma.com

The request by Vicore Pharma for redemption shall be made by a written notice to the Participant and after such notice redemption shall take place by payment of the redemption consideration to the Participant within 10 days from the date of the completion of the transaction. Following a notice from Vicore Pharma that Vicore Pharma exercises its right to redeem Options, no Options may be exercised irrespective of any provisions to the contrary in these terms and conditions.

Taxes

Vicore Pharma is entitled to refuse to accept exercise of Options in case the Participant does not pay a cash amount to Vicore Pharma corresponding to the payment liabilities that may arise on behalf of the Group related to the Participant’s income taxes triggered by the exercise of the Options (to the extent such amounts cannot be deducted from the Participant’s salary).

Warrant terms

The terms for the warrants (Sw. teckningsoptioner) which entitle to subscription of common shares upon the exercise of Options, have been registered with the Swedish Companies Registration Office, and shall constitute a part of the terms of the Options. The terms can be obtained from Vicore Pharma. The number of Options will be recalculated in accordance with the terms and conditions of said warrants.

Foreign jurisdictions

Vicore Pharma has not, and will not, take any actions in any other jurisdiction than Sweden in order to procure that the Options granted hereunder can be exercised by the Participant. Vicore Pharma reserves the right not to effect exercise in case such exercise would conflict the legislation or require additional actions in any foreign jurisdiction.

Applicable law and dispute

Swedish law shall apply on these terms. Any dispute shall be finally settled by arbitration in accordance with the Rules for Expedited Arbitration of the Arbitration Institute of the Stockholm Chamber of Commerce. The proceedings shall take place in Stockholm. The cost for the proceedings shall be paid by Vicore Pharma irrespective of the outcome of the proceedings, unless the Participant’s request for arbitral proceedings was obviously unfounded in which case the costs shall be paid by the Participant.

Authorisation by the Board of Directors

In each case these terms are referring to the Board of Directors, the Board of Directors shall be entitled to authorize one or more of the management of Vicore Pharma to make any decisions or execute any action on behalf of the Board of Directors.

Vicore Pharma Holding AB | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden

Phone: +46 (0)31 78 80 560 | Reg no. 556680-3804 | www.vicorepharma.com

Co-worker LTIP 2023 in Vicore Pharma Holding AB

GRANT NOTICE & AGREEMENT

NAME

November 10, 2025

The Annual General Meeting in Vicore Pharma Holding AB (publ) (the “Company”) held on May 11, 2023, resolved to implement a long-term incentive program for senior management and key persons (including employees and consultants) in the Company (“Co-worker LTIP 2023”).

In summary, the resolution entails that a number of selected individuals (each a “Participant”) are granted options (the “Options”) which entitle the Participant to receive a corresponding number of shares in the Company after the third anniversary of the date of this Grant Notice & Agreement.

The Options shall vest over a three-year period with one-third each year on the anniversary of the Granting Day, whereby all Options shall vest on the third anniversary of the Granting Date, provided that the holder, with some customary exceptions (including retirement and permanent incapacity to work due to illness or accident), still is employed by the Company (or, in the case of consultants, still providing services to the Company). Vesting, otherwise, takes place annually where 1/3 of the Options will be vested after 12 months, but no Options shall be deemed vested at a time that falls within 12 months from the Granting Date.

The latest point in time at which vested Options may be exercised shall be the fifth anniversary of the Granting Date. The Options are awarded free of charge. Each Option entitles the holder to acquire one share in the Company for a pre-determined exercise price (the “Exercise Price”). The exercise price shall correspond to 125 percent of the volume-weighted average price of the Company’s share on Nasdaq Stockholm for the five trading days preceding the Granting Date.

You have, under Co-worker LTIP 2023:2f, been allocated XXX,XXX Options, entitling you to a corresponding number of shares in the Company, subject to the detailed terms set out in “TERMS REGARDING Vicore Pharma Holding AB´S PERSONNEL OPTION PROGRAM (Co-worker LTIP 2023)”, Schedule 1. Granting date for said Options is November 10, 2025 (the “Granting Date”).

The Exercise Price has been established to SEK XX.XX.

The latest point in time at which vested Options may be exercised shall be the fifth anniversary of the Granting Date, i.e. November 10, 2030. Exercise of Options shall be made on a form provided to you upon request to the Company.

The Options are non-transferable and may not be pledged.

By signing this Grant Notice & Agreement, you hereby confirm

i)	that you have read, understood and accepted the above information,

ii)	that you have read, understood and accepted the “TERMS REGARDING Vicore Pharma Holding AB´S PERSONNEL OPTION PROGRAM (Co-worker LTIP 2023)”,

iii)	that you have read, understood and accepted the information under “Personal data” on the next page of this Grant Notice & Agreement,

iv)	that you accept the receipt of the above said number of Options (in accordance with the above said terms and conditions), and

v)	that you understand and accept that all tax- and currency risks and effects for you related to your participation in Co-worker LTIP 2023 are your responsibility.

Vicore Pharma Holding AB | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden

Phone: +46 (0)31 78 80 560 | Reg no. 556680-3804 | www.vicorepharma.com

Place and date

Signature

Clarification of signature

Vicore Pharma Holding AB | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden

Phone: +46 (0)31 78 80 560 | Reg no. 556680-3804 | www.vicorepharma.com

Personal data

If you choose to participate in the incentive program Co-worker LTIP 2023 the Company will process your personal data submitted to the Company under the program. The Company is the data controller of such personal data, whether or not the personal data has been collected directly by the Company, other companies within the Company’s group or in any other way. The personal data includes inter alia, your name, address, personal identity number, employment number, position, salary details, bank account number and any other personal data that are necessary for the administration of the program. The Company will process the personal data for the purposes of managing the program as well as monitoring and subsequent evaluation of the program, which may include linking to, and matching with, other filing systems in the Company. The processing of personal data is necessary for the Company in order to fulfill the agreement concerning Co-worker LTIP 2023 and to enable the Company to fulfill its statutory obligations. If you do not provide the requested personal data to the Company, you may not participate in the program.

Personal data may, for specified purposes, sometimes be disclosed to other companies within the Company’s group, to banks or to companies with which the Company cooperates, within and outside the EU/EEA. Should personal data be transferred outside the EU/EEA, it will be conducted in accordance with suitable safeguards approved by the EU. You may, at any time, request further information regarding such transfer and request copies of agreements or other safeguards used by the Company for such transfer. In certain situations, the Company is also obligated by law to disclose data, e.g. to the Swedish Tax Agency.

Pursuant to applicable personal data protection legislation you have the right to request and receive, free of charge, information on the personal data relating to you that is processed by the Company, regardless of how that data has been collected. Requests for information on the personal data being processed by the Company, erasure of personal data, limitations to the processing of personal data, data portability, or rectification of personal data may be directed to Vicore’s Data Protection Officer (DPO), who you may also contact if you desire any further information regarding the Company’s processing of personal data. Should you wish to register a complaint regarding the Company’s processing of personal data you may contact the Swedish Data Protection Authority in its capacity of supervisory authority.

The personal data will be stored for the duration of your participation in Co-worker LTIP 2023 and during such subsequent period of time as is necessary for the Company to fulfill its statutory obligations under the program and to carry out an evaluation of the program and any other legal obligations that the Company may have in connection with the program.

Contact details: Vicore’s Data Protection Officer (E-mail: DPO@vicorepharma.com), Vicore Pharma Holding AB, Kornhamnstorg 53, SE-111 27 Stockholm.

Vicore Pharma Holding AB | Kornhamnstorg 53, SE-111 27 Stockholm, Sweden

Phone: +46 (0)31 78 80 560 | Reg no. 556680-3804 | www.vicorepharma.com